UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No, 3)

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

Kumarakulasingam Suriyakumar

Suriyakumar Family Trust

Shiyulli Suriyakumar 2013 Irrevocable Trust

Seiyonne Suriyakumar 2013 Irrevocable Trust

Dilantha Wijesuriya

Jorge Avalos

Rahul Roy

Sujeewa Sean Pathiratne

TechPrint Holdings, LLC

Copies to:

Mitchell S. Nussbaum, Esq.

Angela M. Dowd, Esq,.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON KUMARAKULASINGAM SURIYAKUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,055,576
	8	SHARED VOTING POWER 2,732,171
	9	SOLE DISPOSITIVE POWER 2,055,576
	10	SHARED DISPOSITIVE POWER 6,417,446

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,473,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of common stock, par value $0.001 per share (the “Common Stock”) of ARC Document Solutions, Inc. (“Issuer” or the “Company”) issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 19.6% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to his membership in a Rule 13d-5 group but does include (i) 1,732,171 shares of Common Stock held by the Suriyakumar Family Trust,\ for which the Reporting Person and his spouse, share voting and dispositive power (ii) an additional 1,000,000 shares of Common Stock that the Reporting Person may be deemed to beneficially own that are held by the Shiyulli Suriyakumar 2013 Irrevocable Trust and the Seiyonne Suriyakumar 2013 Irrevocable Trust which trusts were established by the Reporting Person for estate planning purposes, but as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein and (iii) an additional 3,685,275 shares of Common Stock that the Reporting Person may be deemed to beneficially own by virtue of the Rollover Agreement (as defined herein) that are held by the other Rollover Stockholders (as defined herein) by virtue of his role as Manager of TechPrint Holdings, LLC. See Items 3 and 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SURIYAKUMAR FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,732,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,732,171
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 4.0% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar and his spouse, as trustees of the Reporting Person, share voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON DILANTHA WIJESURIYA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,038
	8	SHARED VOTING POWER 647,771
	9	SOLE DISPOSITIVE POWER 1,149,038
	10	SHARED DISPOSITIVE POWER 647,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 4.2% of the issued and outstanding Common Stock of the Issuer. Includes 971,156 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report, and 647,771 shares held by the Wijesuriya Family Trust. Mr. Wijesuriya and his spouse, as trustees of the Wijesuriya Family Trust share voting and dispositive power over the shares held by the trust. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON JORGE AVALOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,025
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.7% of the issued and outstanding Common Stock of the Issuer. Includes 183,678 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON RAHUL ROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 708,167
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.6t% of the issued and outstanding Common Stock of the Issuer. Includes 240,666 shares issuable upon exercise of outstanding stock options exercisable within 60 days of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SUJEEWA SEAN PATHIRATNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,274
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 443,274
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.0% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON TECHPRINT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,473,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,473,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON CO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024 and by virtue of the Rollover Agreement (as defined herein), the Reporting Person beneficially owns approximately 19.6% of the issued and outstanding Common Stock of the Issuer.See Items 3 and 5.

CUSIP No. 00191G 10 3

Introductory Note

This Amendment No.3 (this “Amendment No.3”) to statement on Schedule 13D, is filed with respect to shares of Common Stock of the Issuer on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Mr. Kumarakulasingam Suriyakumar (“Mr. Suriyakumar” or the “Founder”), director, chairman and chief executive officer of the Issuer; (ii) the Suriyakumar Family Trust (the “Family Trust”), by and through Mr. Suriyakumar as trustee; (iii) the Shiyulli Suriyakumar 2013 Irrevocable Trust (the “Shiyulli Trust”), by and through Ms. Shiyulli Suriyakumar (“Ms. Suriyakumar”) as trustee; (iv) the Seiyonne Suriyakumar 2013 Irrevocable Trust (the “Seiyonne Trust”), by and through Mr. Seiyonne Suriyakumar (“Mr. Seiyonne Suriyakumar”) as trustee; (v) Mr. Dilantha Wijesuriya, Chief Operating Officer of the Issuer (“Mr. Wijesuriya”); (vi) Mr. Jorge Avalos, Chief Financial Officer of the Issuer (“Mr. Avalos”); (vii) Mr. Rahul Roy, Chief Technical Officer of the Issuer (“Mr. Roy”); (viii) Mr. Sujeewa Sean Pathiratne, a private investor (“Mr. Pathiratne”) and (ix) TechPrint Holdings, Inc., a Delaware limited liability company (“TechPrint” or the “Acquirer” and collectively with Mr. Suriyakumar, the Family Trust, the Shiyulli Trust, the Seiyonne Trust, Mr. Wijesuriya, Mr. Avalos, Mr. Roy and Mr. Pathiratne, the “ Reporting Persons”).

This Amendment No. 3 amends and supplements the Schedule 13D, with respect to the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

The information set forth in this Item 4 shall be deemed to supplement Item 3 of the Schedule 13D/A filed by the Reporting Persons on August 29, 2024.

On September 10, 2024, (i) the Acquirer (ii) TechPrint Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquirer (“Merger Sub”) and (iii) the Company entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the agreement and plan of merger, dated as of August 27, 2024 (the “Original Merger Agreement” and collectively with the Merger Agreement Amendment, the “Merger Agreement”), by and among the Acquirer, Merger Sub and the Company. The Merger Agreement Amendment clarifies and ensures the Intended Tax Treatment (as such term is defined in the Merger Agreement) with respect to the contribution by the Rollover Stockholders (as defined below) of their shares of Common Stock (including shares received with respect to In-the-Money Company Options and Company RSAs) (as such terms are defined in the Merger Agreement) to the Acquirer in exchange for equity interests in Acquirer. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement Amendment, a copy of which has been filed as Exhibit 7.01 to this Amendment No. 3, and is incorporated herein by reference in its entirety as Exhibit 7.01.

On September 10 2024, concurrently with the execution and delivery of the Merger Agreement Amendment, the Acquirer and each of (i) Mr. Suriyakumar; (ii) the Family Trust; (iii) the Shiyulli Trust; (iv) the Seiyonne Trust; (v) Mr. Wijesuriya; (vi) Mr. Avalos; (vii) Mr. Roy and (viii) Mr. Pathiratne (collectively, the “Rollover Stockholders”) entered into Amendment No.1 (the “Rollover Agreement Amendment”) to the Rollover Agreement dated August 27, 2024 by and among the Acquirer and the Rollover Stockholders (the “Original Rollover Agreement” and collectively with the Rollover Agreement Amendment, the “Rollover Agreement”). The Rollover Agreement Amendment amends certain provisions of the Original Rollover Agreement with respect to certain procedural and tax matters related to the contribution by the Rollover Stockholder to Acquirer immediately prior to the Effective Time (as such term is defined in the Rollover Agreement) of shares of Common Stock of the Company held by the Rollover Stockholders. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement Amendment, a copy of which has been filed as Exhibit 7.02 to this Amendment No. 3, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Item 4. Purpose of Transaction.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the Schedule 13D/A filed by the Reporting Persons on August 29, 2024.

On September 10, 2024, concurrently with the execution of the Merger Agreement Amendment and the Rollover Agreement Amendment, the Company, the Acquirer and the Rollover Stockholders entered into Amendment No. 1 (the “Voting Agreement Amendment”) to the Voting Agreement dated as of August 27, 2024 by and among the Company, the Acquirer and the Rollover Stockholders (the “Original Voting Agreement” and , collectively with the Voting Agreement Amendment, the “Voting Agreement”). The Voting Agreement Amendment amends the Original Voting Agreement to update Schedule A thereto and to clarify that Company RSAs (as defined therein) owned by the Rollover Stockholders are intended to be subject to the Voting Agreement and other covenants included therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement Amendment, a copy of which has been filed as Exhibit 7.03 to this Amendment No. 3, and is incorporated herein by reference in its entirety as Exhibit 7.03.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 6 Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

On September 10, 2024, the Acquirer, Merger Sub and the Company entered into the Merger Agreement Amendment. The description of the Merger Agreement Amendment in Item 3 is incorporated herein by reference. On September 10, 2024, concurrently with the execution of the Merger Agreement Amendment: the Rollover Stockholders and the Acquirer entered into the Rollover Agreement Amendment. The description of the Rollover Agreement Amendment in Item 3 is incorporated herein by reference. On September 10, 2024, concurrently with the execution of the Merger Agreement Amendment and the Rollover Agreement Amendment, the Rollover Stockholders, the Acquirer and the Company entered into the Voting Agreement Amendment. The description of the Voting Agreement Amendment in Item 4 is incorporated herein by reference.

The summaries of the provisions of each of the agreements referenced in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full texts of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.01 through 7.03 to this Amendment No. 3 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
7.01	Amendment No. 1 to Agreement and Plan of Merger dated September 10 2024, by and among TechPrint, Merger Sub and the Company
7.02	Amendment No. 1 to Rollover Agreement dated September 10, 2024 by and among TechPrint and each of the Rollover Stockholder.
7.03	Amendment No. 1 to Voting Agreement, dated September 10, 2024, by and among TechPrint,, the Company, and the Rollover Stockholders

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2024

/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Trustee

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name:	Shiyulli Suriyakumar
Title:	Trustee

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name:	Seiyonne Suriyakumar
Title:	Trustee

/s/ Dilantha Wijesuriya
Name:	Dilantha Wijesuriya

/s/ Jorge Avalos
Name:	Jorge Avalos

/s/ Rahul Roy
Name:	Rahul Roy

/s/ Sujeewa Sean Pathiratne
Name:	Sujeewa Sean Pathiratne

TECHPRINT HOLDINGS, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Manager